

July 29, 2024

Christopher Schaber
Chief Executive Officer
Soligenix, Inc.
29 Emmons Drive, Suite B-10
Princeton, NJ 08540

      Re: Soligenix, Inc.
             Registration Statement on Form S-1
             Filed July 24, 2024
             File No. 333-280993

Dear Christopher Schaber:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Driscoll R. Ugarte